UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 8)


                    ELECTRO SCIENTIFIC INDUSTRIES INC. (ESIO)
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                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    285229100
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                                 (CUSIP Number)

                                David Nierenberg
                               The D3 Family Funds
                               19605 NE 8th Street
                                 Camas, WA 98607
                                 (360) 604-8600

                                 With a copy to:

                               Henry Lesser, Esq.
                                DLA Piper US LLP
                             2000 University Avenue
                            East Palo Alto, CA 94303
                                 (650) 833-2000

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 10, 2007
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            The D3 Family Fund, L.P.

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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) |X|
                                                                         (b) |_|

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    3       SEC USE ONLY


--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)
            WC
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                            |_|

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Washington
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
                              593,762 Common shares (2.0%)

      NUMBER OF     ------------------------------------------------------------
       SHARES           8     SHARED VOTING POWER
    BENEFICIALLY              0
      OWNED BY
        EACH        ------------------------------------------------------------
     REPORTING          9     SOLE DISPOSITIVE POWER
       PERSON                 593,762
        WITH
                    ------------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER
                              0
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            For the reporting person listed on this page, 593,762; for all reporting persons as a group, 3,456,884 shares (11.8%)
--------------------------------------------------------------------------------
    12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) |_|
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            11.8%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)
            PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            The DIII Offshore Fund, L.P.

--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
    3       SEC USE ONLY


--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)
            WC
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                            |_|

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Bahamas
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
                              814,414 common shares (2.8%)

      NUMBER OF     ------------------------------------------------------------
       SHARES           8     SHARED VOTING POWER
    BENEFICIALLY              0
      OWNED BY
        EACH        ------------------------------------------------------------
     REPORTING          9     SOLE DISPOSITIVE POWER
       PERSON                 814,414
        WITH
                    ------------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER
                              0
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            For the reporting person listed on this page, 814,414; for all reporting persons as a group, 3,456,884 shares (11.8%)
--------------------------------------------------------------------------------
    12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) |_|
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            11.8%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON
            PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            The D3 Family Bulldog Fund, L.P.

--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
    3       SEC USE ONLY


--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)
            WC
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                            |_|

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Washington
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
                              2,048,708 common shares (7.0%)

     NUMBER OF      ------------------------------------------------------------
      SHARES            8     SHARED VOTING POWER
   BENEFICIALLY               0
     OWNED BY
       EACH         ------------------------------------------------------------
    REPORTING           9     SOLE DISPOSITIVE POWER
      PERSON                  2,048,708
       WITH
                    ------------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER
                              0
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            For the reporting person listed on this page, 2,048,708; for all reporting persons as a group, 3,456,884 shares (11.8%)
--------------------------------------------------------------------------------
    12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) |_|
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            11.8%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON
            PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Nierenberg Investment Management Company, Inc.

--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
    3       SEC USE ONLY


--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)
            WC
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                        |_|

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Washington
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
                              0

    NUMBER OF       ------------------------------------------------------------
     SHARES             8     SHARED VOTING POWER
  BENEFICIALLY                3,456,884 shares (11.8%)
    OWNED BY
      EACH          ------------------------------------------------------------
   REPORTING            9     SOLE DISPOSITIVE POWER
     PERSON                   0
      WITH
                    ------------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER
                              3,456,884 shares
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            For the reporting person listed on this page, 3,456,884; for all reporting persons as a group, 3,456,884 shares (11.8%)
--------------------------------------------------------------------------------
    12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) |_|
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            11.8%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON
            PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Nierenberg Investment Management Offshore, Inc.

--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
    3       SEC USE ONLY


--------------------------------------------------------------------------------

    4       SOURCE OF FUNDS (See Instructions)
            WC
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      |_|

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Bahamas
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
                              0

    NUMBER OF       ------------------------------------------------------------
     SHARES             8     SHARED VOTING POWER
  BENEFICIALLY                814,414 common shares (2.8%)
    OWNED BY
      EACH          ------------------------------------------------------------
   REPORTING            9     SOLE DISPOSITIVE POWER
     PERSON                   0
      WITH
                    ------------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER
                              814,414 common shares
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            For the reporting person listed on this page, 814,414 for all reporting persons as a group, 3,456,884 shares (11.8%)
--------------------------------------------------------------------------------
    12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) |_|
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            11.8%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON
            PN
--------------------------------------------------------------------------------

      This Amendment No. 8 to Schedule 13D (this "Amendment") amends the below-indicated items from the Schedule 13D previously filed by or on behalf of the undersigned parties (the "Reporting Persons") (the "Schedule 13D"), by supplementing such Items with the information below:

Item 4.  Purpose of Transaction

We are pleased with ESIO's announcement on April 10 that it booked strong orders in its third fiscal quarter and that its board approved a $50 million share repurchase program. We expressed our enthusiasm for these developments during the company's conference call.

The concerns which we had expressed in our prior 13D amendment related to ESIO's balance sheet management, financial strategy, and investor communications. ESIO's announcements on April 10 were responsive to our concerns. Though the initial size of the company's share repurchase program is smaller than we had proposed, we recognize the deliberation which has gone into the board's decision, appreciate the change in their direction, and view their initial commitment as tangible and substantial. As we said during the conference call, we view ESIO's commitment to repurchasing shares as being shareholder-friendly and accretive. We hope and trust that the program will be carried out effectively and expeditiously and that it will have the intended impact on ESIO's return on equity. Evidently ESIO's board anticipates this as well. If our thinking proves right, then we also hope that the company will continue with an enlarged and ongoing share repurchase program in the future.

As we have said before, we have been patient, supportive, and constructive shareholders of ESIO for a long time. The company's April 10 announcement has refreshed our patience. As long term investors, we are now prepared to wait and watch the company's performance. We recognize that boosting ROE into the mid-teens, through repurchases and improving operating performance, will take time. At present, we do not anticipate nominating our own alternate board candidates at the company's 2007 annual shareholder meeting.

The previous statements as to the views of the Reporting Persons regarding their investment in ESIO represent solely their own analyses and judgments, based on publicly-available information and their own internal evaluation thereof. Those statements are not intended, and should not be relied on, as investment advice to any other investor or prospective investor. To the extent those statements reflect assessments of possible future developments, those assessments are inherently subject to the uncertainties associated with all assessments of future events; actual developments may materially differ as a result of circumstances affecting ESIO and/or extrinsic factors such as developments in the company's industry and the economic environment. The Reporting Persons reserve the right to change their internal evaluation of this investment in the future, as well as to increase or decrease their investment depending on their evaluation, without further amending their Schedule 13D except as required by applicable rules.

Item 5.  Interest in Securities of the Issuer

      (a, b) The Reporting Persons, in the aggregate, beneficially own 3,456,884 common shares, constituting approximately 11.8% of the outstanding shares.

      (c) Since Amendment No. 7 to Schedule 13D, the following purchases of Shares were made by D3 Family Funds in open market transactions:

        Fund                            Trade Date   Quantity   Price
        ----                            ----------   --------   -----
        D3 Family Fund, LP               3/29/2007     8,560    18.79
        D3 Family Bulldog Fund, LP       3/29/2007    30,440    18.79
        DIII Offshore Fund, LP           3/29/2007    12,000    18.79

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.

                                           D3 Family Fund, L.P., and D3 Bulldog
                                           Fund, L.P.

                                           By: Nierenberg Investment Management
                                               Company, Inc.

                                           Its: General Partner

April 12, 2007                          By: /s/ David Nierenberg
-------------------------                 ----------------------------------
                                                 David Nierenberg, President


                                           DIII Offshore Fund, L.P.

                                           By: Nierenberg Investment Management
                                               Offshore, Inc.

                                           Its: General Partner

April 12, 2007                          By: /s/ David Nierenberg
-------------------------                 ----------------------------------
                                                 David Nierenberg, President


                                           Nierenberg Investment Management
                                               Company, Inc.


April 12, 2007                          By: /s/ David Nierenberg
-------------------------                 ----------------------------------
                                                 David Nierenberg, President

                                           Nierenberg Investment Management
                                               Offshore, Inc.

April 12, 2007                          By: /s/ David Nierenberg
-------------------------                 ----------------------------------
                                                 David Nierenberg, President